Exhibit 3.1
CERTIFICATE OF INCORPORATION
OF
IDEATION ACQUISITION CORP.
     FIRST: The name of the corporation is Ideation Acquisition Corp. (the “Corporation”).
     SECOND: The registered office of the Corporation in the State of Delaware is located at The Corporation Trust Company, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.
     THIRD: The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
     FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 51,000,000 Million, of which 50,000,000 shares shall be common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares shall be Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).
A.	Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B.	Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.
     FIFTH: The name and mailing address of the sole incorporator of the Corporation are as follows:

Name	Address
Teddy D. Klinghoffer	Akerman Senterfitt
One Southeast Third Avenue
Suite 2500
Miami, Florida 33131-1714
     SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:
A.	Election of directors need not be by ballot unless the Corporation’s bylaws so provide.

B.	Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason whatsoever shall be filled by vote of the majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

C.	In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Corporation’s bylaws. The Corporation’s bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. No bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such bylaw had not been adopted, amended, altered or repealed.

D.	In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any bylaws from time to time made by the stockholders.
     SEVENTH: The following paragraphs shall apply with respect to liability and indemnification of officers and directors:
A.	A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B.	The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.
     EIGHTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by the DGCL and, with the sole exception of those rights and powers conferred under the above Article Seventh, all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.
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     IN WITNESS WHEREOF, I have signed this Certificate of Incorporation as of this 1st day of June, 2007.

/s/ Teddy D. Klinghoffer
Teddy D. Klinghoffer
Sole Incorporator

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